Exhibit 99.1

Moked Ituran Ltd. notified the Company on the sale of Company' shares representing 6.8% of the issued share capital of the Company

Azour, Israel, September 16, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN) (the "Company") announces that F.K. Generators and Equipment Ltd., has sold today, through Moked Ituran Ltd 1,431,000 ordinary shares of the Company with par value of NIS 0.331/3 each at a price of NIS 74.00 per share, representing 6.8% of the Company's issued share capital.

"The management of Ituran feels it is important for the following clarification to be made", commented Eyal Sheratzki, co-CEO of the Company, "Moked Ituran has three primary shareholders: F.K. Generators & Equipment Ltd., Yehuda Kahana Ltd. and entities controlled by the Sheratzky Family, the latter of which also is part of the management of Ituran. The agreement among the shareholders of Moked Ituran, provides a mechanism for any partner to sell its respective shares in Ituran independently of the others. F.K. Generators decided to exercise its right and sell its respective stake in Ituran due to its own particular financial needs. Moked Ituran therefore sold a portion of its holdings in Ituran’s shares, represented by F.K. Generators’ holdings in Moked Ituran.  As a result of the sale, Moked Ituran’s stake in Ituran was reduced by 6.8% to 19.4%. The controlling shareholders of Moked Ituran have pointed out that the sale of Ituran’s shares by Moked Ituran was due to the personal decision of one of its three shareholders, and that the remaining shareholders of Moked Ituran, namely the Sheratzky Family and Mr. Yehuda Kahana, currently have no intention to cause Moked Ituran to change its remaining 19.4% stake in Ituran and they remain fully committed to the Company, its long term vision and success."

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 775,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations
CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246